Summit Therapeutics plc
(‘Summit’ or the ‘Company’)

Director Change

Oxford, UK, and Cambridge, MA, US, 11 October 2019 - Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) a leader in new mechanism antibiotic innovation, announces that Valerie Andrews, a Non-Executive Director, is stepping down from the board of the Company with effect from today. The Board will continue to assess its composition to ensure it is supporting the future development of the business.

Dr Frank Armstrong, Chairman of Summit Therapeutics, commented: “I would like to recognise Val’s considerable contribution to Summit and thank her for her commitment to the Company over the last five years. Val has provided valuable insight and expertise in her roles across the Board and committees. We all wish her every success for the future.”

Ms. Valerie Andrews added: “It has been a privilege to play a role in supporting the growth and development of Summit. With the Company’s dedication to developing new class, targeted antibiotics that focus on better outcomes for patients, I believe that the Company is well positioned to fulfil its undoubted promise in this important field of medical research.”

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics
Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. gonorrhoeae and Enterobacteriaceae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit Glyn Edwards / Richard Pye (UK office) Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson / Ludovico Lazzaretti	Tel: +44 (0)20 7213 0880
N+1 Singer (Joint Broker) Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking	Tel: +44 (0)20 7496 3000
Bryan Garnier & Co Limited (Joint Broker) Phil Walker / Dominic Wilson	Tel: +44 (0)20 7332 2500
MSL Group (US) Erin Anthoine	Tel: +1 781 684 6652 summit@mslgroup.com
Consilium Strategic Communications (UK) Mary-Jane Elliott / Sue Stuart / Sukaina Virji / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

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